investor

RECEIVED

PROCESSED

SEP 01 2005

THOMSON FINANCIAL

SUPPL

05010885

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

August 24, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

82-34698

Press Release

Stockholm, August 24, 2005

Information about terms for Investor's new CEO

Incoming CEO Börje Ekholm will exchange unrealized investments in carried interest plans within Investor Growth Capital for shares in Investor AB

As announced earlier, Börje Ekholm will become Chief Executive Officer of Investor AB on September 1, 2005. His total compensation package is in accordance with previously established compensation principles and consists of three parts: base salary, variable salary and participation in Investor's long-term incentive programs. His base salary is SEK 5.4 million per year. The variable portion of his salary can amount to a maximum of 60 percent of his base salary. Both quantitative and qualitative goals must be fulfilled before variable salary can be paid. Within the framework of Investor's long-term incentive programs, Börje Ekholm will be allocated restricted stock and employee stock options whose value will correspond to a maximum of 60 percent of his base salary on the allocation date. The final allocation within the long-term incentive program will also be contingent on the fulfillment of goals. The pension is a defined contribution plan on parts of salary exceeding 20 basic amounts, with an annual provision corresponding to 30 percent of his basic salary.

As the head of Investor's New Investment business area stationed in the United States, Börje Ekholm has participated in the company's carried interest plans for seven years. These programs are based on established practices in the venture capital market and have been reported on a continuous basis in Investor's annual reports. In connection with Börje Ekholm becoming CEO of Investor AB, an agreement has been reached to terminate his participation in carried interest plans that only pertain to Investor Growth Capital. Börje Ekholm will also purchase Investor shares with part of the proceeds. He is retaining his existing investments in the programs from 2002-2004, which are connected to the entire New Investments business area (comprising Investor Growth Capital, EQT and Investor Capital Partners). As CEO, Börje Ekholm will not participate in new carried interest plans within the New Investments business area.

Based on the final settlement of investments realized in carried interest plans within Investor Growth Capital, Börje Ekholm will receive approximately USD 6.9 million (SEK 53 million) before tax, an effect of the positive results generated by Investor Growth Capital which have included profitable divestments of holdings in Bredbandsbolaget, Tessera, Entific and Micronic during 2005.

Regarding Börje Ekholm's remaining interests in unrealized investments within Investor Growth Capital, an agreement has been reached in which Investor will redeem these interests. The redemption amount is USD 2.5 million (SEK 19 million) before tax, plus a supplementary payment that is dependent on the future development of the value of these investments. The supplementary payment will be made in 2010 at the earliest.

In conjunction with these transactions, Börje Ekholm will purchase shares in Investor AB for USD 3.0 million (SEK 23 million).

For further information:

Fredrik Lindgren, Head of Communications: +46 8 614 2031, +46 735 24 2031

Our press releases can be accessed at www.investorab.com on the Internet.